

March 7, 2011

Khurram Ijaz
President and Chief Executive Officer
Alliance Petroleum Corporation
112 North Curry Street
Carson City, NV 89703

> **Re:** **Alliance Petroleum Corporation**
> **Registration Statement on Form S-1**
> **Filed February 8, 2011**
> **File No. 333-171123**

Dear Mr. Ijaz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document.

2. In light of your status as a Nevada corporation with only the option to explore a property in Saskatchewan, Canada, explain to us in necessary detail each of the following items:

    •   who prepared the registration statement;

    •   what basis or source(s) the preparer relied upon in drafting the prospectus;

- who created the business plan which is described;

- how Mr. Ijaz first came to be affiliated with Alliance Petroleum Corporation; and

- whether Mr. Ijaz or any others participating in the preparation of the registration statement have visited the subject property and if so, when such visit(s) took place.

We may have additional comments based on your responses.

3.   As you may be aware, there have been acquisitions or business combinations involving public start-up resource companies which have no reserves. It appears that at least some of these acquisitions or combinations result in the change of the business initially described in the prospectus filed by the start-up company with the Commission. If true and with a view toward disclosure, confirm to us that Mr. Ijaz did not agree to purchase Alliance Petroleum shares or serve as an officer or director of Alliance Petroleum at least in part due to a plan, agreement, or understanding that he would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity. Also confirm that he has no such present intention, if true.

4.   Given the unusual facts and circumstances set forth in the prospectus, explain how and when Mr. Ijaz developed an interest in owning and managing an oil and gas exploration company with an option to explore a property in Saskatchewan, Canada.

5.   If any of the following individuals has any experience in the marketing or sale or creation of a start-up oil and gas or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission, describe the particulars to us in necessary detail. This comment refers to any and all of the following individuals:

- Mr. Ijaz;

- named legal counsel;

- those responsible for Mr. Ijaz's connection with Alliance Petroleum; and

- any others who participated in the preparation of the prospectus disclosure.

6.   If any of those identified in the bullet points in the above comment has had any experience in the past ten years related to any start-up oil and gas or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves, please describe the circumstances to us in necessary detail. We may have additional comments.

7. We note that the shares covered by this registration statement that are to be offered by the selling shareholders were issued to the selling shareholders in October 2010 and represent 100% of the shares not held by Mr. Ijaz. Given the length of time the selling shareholders have held their shares, the fact that all shares not held by Mr. Ijaz are included in the offering, and the circumstances under which the selling shareholders received their shares, it appears that this offering is an indirect primary offering by the Company. As such, you are not permitted to rely upon Rule 415(a)(1)(i) and are not eligible to conduct the offering pursuant to Rule 415(a)(1)(x). In order to conduct the offering as an indirect primary offering under Rule 415, you must fix the offering price for the duration of the offering and identify all the selling shareholders as underwriters. If you disagree, please provide us with a detailed legal analysis as to why the sale of shares by selling shareholders should be regarded as a secondary offering, which is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i), rather than a primary offering where the selling shareholders are actually underwriters selling on behalf of the issuer. This analysis should include, but not be limited to, an explanation of the relationship between the Company and the selling shareholders, whether there were any material agreements between the Company and any of the shareholders and an explanation of the circumstances under which the selling shareholders initially purchased your stock. For guidance in distinguishing secondary offerings from primary offerings, please refer to Question 612.09 of the Division's Compliance and Disclosure Interpretations for Securities Act Rules, which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

8. Please revise to ensure the information throughout your registration statement is consistent with your disclosure in all other parts of the filing. For example, address the following inconsistencies:

   - You state at page 4 that the number of your common shares currently outstanding is 14,050,000, but you disclose at page 28 that you have 4,050,000 shares outstanding ;

   - You state at page 8 that your officer devotes approximately fifteen hours per week providing management services to you, but you disclose at page 24 that he will be devoting approximately forty-eight percent of his time to your operations; and,

   - You reference a $.20 price per share on your cover page for sales by selling shareholders, but reference a $.10 price per share at page 15.

9. Please file all material exhibits required pursuant to Item 601 of Regulation S-K. In particular, please file the Lease Option Agreement, the Petroleum Natural Gas Lease and the Subscription Agreement described in the registration statement. In addition, please file any agreement that you have with the selling shareholders in which you have agreed to bear the expenses of the registration statement. In that regard, we note your disclosure at page 16 that you will bear all such expenses.

10.   We note your disclosure throughout the filing that if you are unable to raise a certain amount of capital, you will not be able to maintain "a reporting status." Please clarify your statement. To the extent you are referring to the possibility that you may not be able to fulfill your reporting obligations under the Securities Act, please revise to clarify. We may have further comments.

11.   It appears that you intend to use only one prospectus for the offering by your selling shareholders, as well as for the direct public offering by you. Please advise us as to how you will inform investors whether they will be investing in the public offering by the company, in which case the company would receive the proceeds, or in the resale offering, in which case only the selling shareholder would receive the proceeds. We may have further comments.

12.   Please clarify throughout your filing, if true, that you have no oil or gas reserves. In that regard, we note your statement at page 17 that you have no "developed reserves," and your risk factor disclosure at page 8 regarding your reserve estimates and your efforts to find or replace your reserves.

13.   Please clarify throughout your filing whether your references to dollars means U.S. or Canadian dollars.

14.   Please provide all the disclosure required by Item 202 of Regulation S-K.

15.   Please provide all the disclosure required by Item 404(d) of Regulation S-K. In that regard, we note your disclosure at page F-10 regarding the debt owed to your president.

Registration Statement Cover Page

16.   We note your disclosure at page 20 that your executive offices are currently located at 112 North Curry Street, Carson City, Nevada 89703, and your disclosure that this is the office provided by your registered agent, State Agent and Transfer. However, we also note your disclosure on your registration statement cover page that Mr. Ijaz is your agent for service. Please advise how Mr. Ijaz may serve as your registered agent at such Nevada address if he is not located there.

Prospectus Cover Page

17.   Please tell us why you have only included the shares to be offered by selling shareholders in bold font at the top of the prospectus cover page. In that regard, we note that you are also offering shares on behalf of the company.

18.   We note that you intend to conduct the primary offering on a best efforts basis. Please disclose any arrangements to place the funds in an escrow, trust or similar account. If

you have not made any of these arrangements, state this fact and describe the effect on investors. See Item 501(b)(8)(iii) of Regulation S-K.

19.   We note your disclosure on your prospectus cover page that the selling stockholders will be offering your shares of common stock at a fixed price of $0.20 per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. However, you state at page ii in note 4 to your fee table that the price is fixed "until [y]our common stock is quoted on a national exchange." Please revise to address this apparent inconsistency.

Prospectus Summary, page 3

20.   Please revise your filing to disclose all material terms of the Petroleum Natural Gas Lease, and to remove any suggestion that you have not done so. In that regard, we note your use of the term "generally speaking" at page 3 with respect to the terms of such lease.

The offering, page 4

21.   The use of proceeds that you describe at page 5 does not appear to be consistent with the use of proceeds that you describe at page 11. Please revise.

Risk Factors, page 5

22.   Please revise your risk factors section to eliminate risks that are repetitive. For example, it appears that the disclosure set forth under the heading "Since Our Sole Officer and Director Has the Ability…" at page 8 appears to set forth some of the same risks as the disclosure set forth under the heading "Because Our Current President Has Other Business Interests…" at page 8.

Use of Proceeds, page 11

23.   Please revise to clarify how the proceeds will be used to fund the plan of operations disclosed elsewhere in the filing. In particular, we note the list of activities you are planning in the year following the completion of your initial public offering. Please revise to ensure that disclosure is consistent throughout the filing and gives an investor a clear explanation of the use of proceeds in relation to your planned operations. Such revised disclosure should include, without limitation, a description of how such proceeds may be used (i) in connection with the Lease Option Agreement or Petroleum Natural Gas Lease that you reference at page 3 and the "exploration program" that you reference at page 6, and (ii) in connection with your plan to search for other oil and gas leases or interests.

24.   If material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, please state in your Use of Proceeds section the amounts and sources of such other funds needed for each such specified purpose and the sources of such funds.

25.   Please clarify, if true, that the legal, accounting and auditing and printing fees described in this section solely relate to the expenses of this offering.

26.   In addition, we note seemingly conflicting statements regarding your belief that the funds from the initial public offering will be sufficient for your plans during the twelve months that follow the offering. Please revise to clearly indicate what amounts will be required to complete your proposed plan of operations, especially since your proposed operations include the purchase of other oil and gas properties.

Property, page 17

27.   Please provide all the disclosure required by Item 102 of Regulation S-K.

28.   Further, disclose the specific exploration activities you will conduct on the property and the amount of money you anticipate spending in exploring the property. Please also disclose the source of funds for such activities. Please also address these issues in your discussion of your plan of operations that begins at page 22.

Future Oil and Gas Interests, page 18

29.   Please clarify how the disclosure in this section, and the disclosure set forth under the heading "U.S. Energy Outlook" at page 19, is relevant to your present or planned operations. For example, and without limitation, we note your disclosure regarding the technological advances, including satellite mapping and horizontal drilling, and how these technologies lead to a highly improved rate of success. Please indicate whether you anticipate using the technologies described, and to the extent you do not, please revise to remove information regarding technologies that are not applicable to the company. Similarly, it is not clear how the disclosure set forth under "U.S. Energy Outlook" applies to you.

30.   If you retain the statements set forth in this section and the section with the heading "U.S. Energy Outlook" in your amendment, please provide reliable, updated and independent third party support for each statement that relates to energy demand.

Competition, page 19

31.   Please provide your basis for all of the information presented in this section. In particular, substantiate your statements regarding the major oil and gas companies and "fewer restrictions for the offshore oil drilling." Further, quantify the number of larger

companies that have "gone overseas" and the extent that they have "left behind millions of barrels of oil for independent producers to extract."

Management's Discussion and Analysis of Financial Condition and Plan of Operations, page 22

32.   Please tailor your disclosure regarding your plan of operation with respect to your present or planned operations. In that regard, it is not clear why you have referenced your ability to "successfully find customers" in the context of the use of proceeds from this offering.

33.   We note that your description of the activities that you intend to do in the next twelve months is almost identical to disclosure set forth in the registration statement on Form S-1 filed by Aurum Resources, Inc. (File No. 333-167217). Please explain to us how this similarity in facts occurred.

34.   We note your disclosure at page 24 that you do not have sufficient cash and cash equivalents to execute your operations, that you will need the funds from this offering to commence your planned business operations, and that you may need to obtain additional financing to operate your business for the twelve months following completion of your offering. We also note your disclosure at page 25 that if you should fail to sell at least fifty percent of your shares in the offering, you would be forced to scale back or abort completely the implementation of your 12-month plan of operation. Please provide this information in your prospectus summary at page 3.

35.   Please provide the business experience of Mr. Ijaz for the past five years by indicating the relevant months and years for each position. In addition, please disclose the full name of "BCIT."

Director Independence, page 26

36.   We note your disclosure at page 27 regarding discussions among your directors with respect to director independence. However, it is not clear how such disclosure relates to you, given that you only have one director. Please advise or revise to address this apparent inconsistency.

Involvement in Certain Legal Proceedings, page 27

37.   Please revise to describe any of the events enumerated in Item 401(f) of Regulation S-K that occurred during the past ten years and that are material to an evaluation of the ability or integrity of any director or executive officer.

Summary Compensation Table, page 27

38.   We note your statement that your officer and director has not received monetary compensation since your inception. We also note that your summary compensation table

indicates that Mr. Ijaz received a salary of $4,000. Please revise to clearly indicate whether Mr. Ijaz received any compensation, and to provide all the information required by Item 402 of Regulation S-K with respect to any such compensation.

Signatures

39.   Please provide the signatures language required by Form S-1. In addition, please clarify whether, in addition to signing on your behalf, Mr. Ijaz is signing in his capacity as your principal executive officer, principal financial officer and principal accounting officer.

Index to Financial Statements, page F-1

40.   We note you characterize your company as 'A Development Stage Company' in your financial statements and footnotes. We further note the same characterization in your auditor's opinion and consent. However, we also note you refer to your company as an 'Exploration Stage Company' in the forepart of your filing. Given your current operational status and in order to avoid investor confusion, please re-label your financial statements and footnotes to consistently refer to your company as an 'Exploration Stage Company.' Please ensure your auditor revises the opinion report and consent accordingly.

Statement of Cash Flows, page F-5

41.   We note the balance sheet line item titled 'Due to related party' increased $1,800 during the period presented. However, the amount is shown as a decrease to operating activities. Please revise your presentation to properly reflect this liability amount as an increase. This change in presentation will result in the proper summation for the total shown as 'Cash used for operating activities.'

Statement of Changes in Stockholders' Equity, page F-6

42.   Please clarify why the stock transactions shown do not reflect the par value of $.001 per share for each stock issuance, with the difference recorded as additional paid in capital. For example, we would expect the issuance of the 10,000,000 shares to result in a credit to common stock of $10,000, with a debit to additional paid in capital of $296. Similar concerns apply to the issuance of the 4,050,000 shares of common stock.

43.   We also note the totals presented for common stock and additional paid in capital do not tie to the balance sheet. Please revise your presentation as appropriate.

Note 3 – Summary of Significant Accounting Policies, page F-7

44.   In light of your subsequent events footnote indicating you entered into a lease option agreement, please add a description of the accounting policies you intend to implement to

account for your oil and gas properties.

Exhibits

Exhibit 5.1

45.   We note that the legality opinion indicates that the shares of common stock being sold
        pursuant to the registration statement are duly authorized, legally and validly issued, fully
        paid and non-assessable. However, it is not clear how counsel can provide such an
        opinion at this time with respect to the shares to be issued by you in the primary offering,
        as such shares have not yet been issued or paid for. Please obtain and file a revised
        legality opinion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

You may contact Jennifer O'Brien at (202) 551-3721 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265, or Laura Nicholson at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Thomas E. Puzzo
        (206) 260-0111